UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                                    IPI, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    449805100
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                                 (CUSIP Number)


                                   DAVID ENGEL
                             15155 TECHNOLOGY DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                                 (612) 975-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 5, 1998
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                      (Date of Event Which Requires Filing
                               of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continued on next page)

                                  SCHEDULE 13D

--------------------------------          --------------------------------------
CUSIP NO. 449805100                          PAGE    2    OF    4    PAGES
                                                   -----      -----
--------------------------------          --------------------------------------

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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            Dorothy Galloway

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[_]

                                                                         (b)[_]

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3           SEC USE ONLY


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4           SOURCE OF FUNDS*

                 00

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              [_]


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6           CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

------------------------- --------- --------------------------------------------
       NUMBER OF           7        SOLE VOTING POWER

        SHARES                           -0- shares
                          --------- --------------------------------------------
     BENEFICIALLY          8        SHARED VOTING POWER

       OWNED BY                          -0- shares
                          --------- --------------------------------------------
         EACH              9        SOLE DISPOSITIVE POWER

       REPORTING                         -0- shares
                          --------- --------------------------------------------
        PERSON            10        SHARED DISPOSITIVE POWER

         WITH                            -0- shares
------------------------- --------- --------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0- shares

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [_]


----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 0%

----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

                 IN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.01 per share, of IPI, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 15155 Technology Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.

The name and address of the Reporting Person is Dorothy Galloway, 17417 Springwinds Drive, Charlotte, NC 28031. Ms. Galloway is the wife of Thomas S. Galloway, who is a former Vice President and a director of the Issuer.

         Ms. Galloway has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Galloway is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         Ms. Galloway held the Issuer's common stock for investment purposes. In May 1997, Ms. Galloway sold two options, one to Jacobs Industries, Inc. and one to Marshall Financial Group, Inc. ("Marshall"), each with respect to 79,272 shares, obligating her to sell such shares in January 1998. On January 5, 1998, both options were exercised. In addition, at the same time Ms. Galloway sold all of her remaining 158,543 shares in a private transaction to certain officers, directors or other affiliates of the Issuer or Marshall.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) According to information provided by the Issuer, there are approximately 4,734,087 shares of the Issuer's common stock outstanding. Ms. Galloway sold on January 5, 1998 an aggregate of 317,087 shares of the Issuer's common stock, constituting approximately 6.7% of the outstanding shares.

         (b) Not applicable.

         (c) There were no transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person other than the options described herein.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer other than as described herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 1998

                                            /s/  DOROTHY GALLOWAY
                                            ---------------------------------
                                            Dorothy Galloway